Exhibit 99.1

November 21, 2012

China Lodging Group, Limited Announces Results of 2012 Annual General Meeting

SHANGHAI, China, November 21, 2012 — China Lodging Group, Limited (Nasdaq: HTHT) (“China Lodging Group” or the “Company”), today announced that its 2012 annual general meeting of shareholders was held on November 21, 2012. During the meeting, the following proposals submitted for shareholders’ approval were approved:

•	The amendment to the Amended and Restated Articles of Association of the Company; and

•	The appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing limited service hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under four brands, namely, Seasons Hotel, Starway Hotel, HanTing Express Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com.

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com